May 1, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall

Re:	Linn Energy, LLC

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 0-51719

LinnCo, LLC

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 3, 2014

File No. 1-35695

Ladies and Gentlemen:

This letter sets forth the responses of Linn Energy, LLC (the “Company”) and LinnCo, LLC (“LinnCo”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 25, 2014 (the “Comment Letter”) concerning Form 10-K for the Fiscal Year Ended December 31, 2013 for each of Linn Energy and LinnCo (the “Linn Energy 10-K” and the “LinnCo 10-K,” respectively). The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Company’s response.

Linn Energy, LLC – Form 10-K for the Fiscal Year Ended December 31, 2013

Risk Factors

The terms of Berry’s senior notes restrict Berry’s ability to make distributions to us, which may limit the cash available to pay distributions to our unitholders, page 21

1.	The discussion within this risk factor explains that Berry’s senior notes contain a number of restrictive covenants that impose restrictions on Berry’s ability to make cash distributions to you; and that these restrictions may adversely affect your ability to pay distributions. Please tell us and disclose within MD&A the specific restrictions contained in Berry’s senior notes that limit their ability to make cash distributions to you, and quantify the impact such restrictions may have on your ability to pay distributions at the current level.

Securities and Exchange Commission

May 1, 2014

Response:

LINN’s Board of Directors determines the appropriate level of distributions on a periodic basis in accordance with LINN’s limited liability company agreement. This determination is made on a consolidated basis and takes into account 1) net cash provided by operating activities and 2) discretionary adjustments considered by the Board, in each case for LINN and its subsidiaries as a whole (including Berry).

While the amount available for distribution is determined on a consolidated basis, the actual cash being distributed has not historically included amounts that are generated by Berry as such amounts are currently being used by Berry to fund its activities. LINN expects that Berry’s cash will continue to be used to fund Berry’s activities so long as Berry’s senior notes remain outstanding; therefore, the actual cash that is distributed to LINN unitholders is comprised of cash generated by LINN and its subsidiaries other than Berry, and by borrowings under LINN’s revolving credit facility. LINN has not used any cash generated by Berry to pay distributions, and does not anticipate using such cash for that purpose for the foreseeable future. Accordingly, the restrictive covenants contained in the indentures applicable to Berry’s senior notes are not expected to have a material impact on LINN’s ability to pay distributions on its units.

Like most indentures applicable to non-investment grade notes, the indentures governing Berry’s senior notes contain a “restricted payments” covenant, which limits (a) the amount of cash and other property that Berry can distribute to LINN and (b) certain investments that Berry can make. The indentures applicable to LINN’s outstanding senior notes also contain a “restricted payments” covenant; however, LINN’s indentures differ from Berry’s indentures in that LINN is permitted to distribute “available cash” as defined in its limited liability company agreement so long as there is no default or event of default and LINN has a fixed charge coverage ratio of not less than 2.25 to 1.00. Accordingly, while LINN is generally permitted to freely distribute cash it generates or borrows, so long as the Berry senior notes are outstanding, the amount of cash that Berry can distribute is limited to the amount of a “restricted payments basket,” which is available for distributions provided that Berry can incur additional debt pursuant to the consolidated coverage ratio test set forth in the Berry indentures after giving effect to such distributions. The amount of the restricted payments basket at any given time is equal to the sum of:

1.	50% of Berry’s consolidated net income, with certain adjustments, from July 1, 2006; plus

2.	100% of the fair market value of cash or property received from the sale or issuance of Berry’s equity or other capital contributions; plus

3.	the amount of reduction of indebtedness on the balance sheet of Berry upon the conversion or exchange of such indebtedness to equity; plus

4.	the amount of the net reduction in certain restricted investments.

Securities and Exchange Commission

May 1, 2014

In December 2013, Berry’s restricted payments basket was approximately $435 million, substantially all of which was distributed to LINN at the closing of the Berry acquisition, and all of which LINN used to repay borrowings under LINN’s revolving credit facility, and, to the extent not re-borrowed for other purposes, such repayment created an equal amount of borrowing capacity under LINN’s revolving credit facility which would be available to LINN to pay future distributions, subject to the terms of the credit facility.

As noted above, Berry’s restricted payments basket can be increased in a number of ways, including through Berry generating additional consolidated net income and through capital contributions from LINN to Berry. For example, through March 31, 2014, Berry had generated additional net income resulting in a restricted payments basket of approximately $41 million. In addition to the extent LINN provides Berry with a capital contribution in an amount sufficient to enable Berry to pay its June 2014 Senior Notes in full upon maturity, the amount of such capital contribution will provide for an additional approximately $205 million of restricted payments basket capacity. In contrast to additional net income of Berry, only 50% of which may be used to increase the restricted payments basket, 100% of any capital contributions made by LINN to Berry (including capital contributions used to repay Berry debt) will constitute an increase in the restricted payments basket.

However, as noted above, the amount of Berry’s restricted payments basket is not expected to have a material impact on LINN’s ability to pay distributions at the current level and only impacts LINN’s distributions to the extent that both (i) Berry has excess cash after funding its activities and the amount of the restricted payments basket is insufficient to allow Berry to distribute such excess cash to LINN and (ii) LINN is unable to borrow an amount equal to such excess amount in order to fund distributions.

In light of the Staff’s comment, the Company has added the following disclosure in Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources” of the Company’s Form 10-Q for the quarter ended March 31, 2014, filed on May 1, 2014:

“Any cash generated by Berry is currently being used by Berry to fund its activities and is not currently being distributed to LINN Energy for further distribution to its unitholders. To the extent that Berry generates cash in excess of its needs, the indentures applicable to Berry’s senior notes limit the amount it may distribute to LINN Energy to the amount available under a “restricted payments basket,” and Berry may not distribute any such amounts unless it is permitted by the indentures to incur additional debt pursuant to the consolidated coverage ratio test set forth in the Berry indentures. Berry’s restricted payments basket was approximately $41 million at March 31, 2014, and may be increased in accordance with the terms of the Berry indentures by, among other things, 50% of Berry’s future net income, reductions in its indebtedness and restricted investments, and future capital contributions.”

Securities and Exchange Commission

May 1, 2014

Our business depends on gathering and transportation facilities…, page 25

2.	You state that “…some of our wells are drilled in locations that are not serviced by gathering and transportation pipelines, or the gathering and transportation pipelines in the area may not have sufficient capacity to transport additional production. As a result, we may not be able to sell the oil, natural gas and NGL production from these wells until the necessary gathering and transportation systems are constructed.” As it relates to this disclosure, please provide the following additional information:

•	clarify the geographic area(s) where your production may be impacted by the lack of gathering and transportation lines, or capacity constraints on existing lines,

•	disclose the volumes impacted, and

•	disclose what impact, if any, the lack of sufficient gathering and transportation infrastructure may have on your development of existing PUD locations.

Response: The Company acknowledges the Staff’s comment and advises the Staff that capacity constraints have had a minor impact on LINN’s natural gas production in the Permian Basin and Williston Basin, which may continue in the future. Combined production volumes impacted in these operating areas for 2013 were less than 1% of LINN’s total production volumes as reported in LINN’s Annual Report on Form 10-K for the year ended December 31, 2013, and there has been no impact on LINN’s development of existing PUD locations. To the extent such constraints materially impact production volumes in a particular operating area in the future, LINN would disclose such impact in the applicable quarter.

Note 11 – Commitments and Contingencies, page 105

3.	As it relates to the David Hall matter, you explain that in December 2013 you signed a memorandum of understanding to settle the case, and are in the process of seeking court approval of the settlement. Given the stage of the case, please explain why you are unable to estimate a possible loss, or range of possible loss.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, as disclosed in the Company’s current report on Form 8-K filed on December 9, 2013, the Company settled the David Hall matter by providing the Amended and Supplemental Disclosures set forth in such report. No monetary damages were paid by the Company in such settlement. The Company may be required to pay the plaintiff’s legal fees in connection with the David Hall matter, however no such request has been made at this time and the Company does not expect any such fees to be material. The disclosure around the David Hall matter has been removed from the Company’s Form 10-Q for the quarter ended March 31, 2014, filed on May 1, 2014.

Securities and Exchange Commission

May 1, 2014

LinnCo, LLC

Form 10-K for the Fiscal Year Ended December 31, 2013

General

4.	To the extent the above comments are applicable to disclosures in the LinnCo, LLC Form 10-K, please make corresponding revisions.

Response: The Company acknowledges the Staff’s comment and respectfully submits to the Staff that no corresponding revisions are required to be made to the LinnCo 10-K. The risk factors addressed in the Staff’s first two comments do not appear in the LinnCo 10-K, and for the reasons set forth above, we do not believe supplemental disclosure is required in response to the Staff’s comment #3.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (281) 840-4156 or Kelly Rose of Baker Botts L.L.P. at (713) 229-1796.

Very truly yours,

LINN ENERGY, LLC

By:	Candice J. Wells
Candice J. Wells
Vice President, General Counsel and Corporate Secretary

LINNCO, LLC

By:	Candice J. Wells
Candice J. Wells
Vice President, General Counsel and Corporate Secretary

cc:	Kelly Rose, Baker Botts L.L.P.

Mollie Duckworth, Baker Botts L.L.P.